Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

2009 FEB 27 A 11:31

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
Date:	*27 February 2009*	*No of sheets:*	*1+8*

In accordance with §86, section 2 and §87, section 1 of the Decree of the Minister of Finance dated 19 October 2005 – Journal of Laws No. 209, item 1744, the Management Board of KGHM Polska Miedź S.A. hereby provides the consolidated quarterly report with quarterly financial information for the fourth quarter of 2008.

Herein are presented the consolidated and separate balance sheets, income statements, statements of changes in equity and cash flow statements. The United States Securities and Exchange Commission will receive the complete hard copy of the consolidated quarterly report with quarterly financial information for the fourth quarter of 2008 by express mail shortly.

SUPPL

Sincerely

[redacted]

09045498

WICEPREZES ZARZĄDU
Maciej Tybura

I WICEPREZES ZARZĄDU
Herbert Wirth

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

3/5

(amounts in thousand PLN)

Consolidated balance sheet

	At 31 December 2008	At 31 December 2007
Assets		
Non-current assets		
Property, plant and equipment	7 135 414	6 614 352
Intangible assets	151 572	119 231
Investment property	18 083	16 517
Investments in associates	1 498 116	690 096
Deferred tax assets	190 089	320 506
Available-for-sale financial assets	31 213	47 155
Held-to-maturity investments	59 592	43 934
Derivative financial instruments	6 501	33 395
Trade and other receivables	22 774	47 071
	9 113 354	**7 932 257**
Current assets		
Inventories	1 597 738	1 744 495
Trade and other receivables	1 448 554	925 367
Current corporate tax receivables	1 850	7 377
Derivative financial instruments	711 127	81 622
Cash and cash equivalents	2 065 763	2 812 096
	5 825 032	**5 570 957**
Non-current assets held for sale	**29 987**	**184**
TOTAL ASSETS	**14 968 373**	**13 503 398**
Equity and liabilities		
EQUITY		
Equity attributable to shareholders of the Parent Entity		
Share capital	2 000 000	2 000 000
Other reserves	517 330	13 118
Retained earnings	8 406 177	7 440 870
	10 923 507	**9 453 988**
Minority interest	**58 208**	**47 621**
TOTAL EQUITY	**10 981 715**	**9 501 609**
LIABILITIES		
Non-current liabilities		
Trade and other payables	44 289	24 762
Borrowings and finance lease liabilities	98 055	162 909
Derivative financial instruments	-	3 087
Deferred tax liabilities	68 197	29 804
Liabilities due to employee benefits	1 039 423	919 923
Provisions for other liabilities and charges	599 315	570 327
	1 849 279	**1 710 812**
Current liabilities		
Trade and other payables	1 726 155	1 646 406
Borrowings and finance lease liabilities	192 923	113 201
Current corporate tax liabilities	65 952	343 377
Derivative financial instruments	4 930	14 335
Liabilities due to employee benefits	83 531	77 402
Provisions for other liabilities and charges	63 888	96 256
	2 136 379	**2 290 977**
TOTAL LIABILITIES	**3 985 658**	**4 001 789**
TOTAL EQUITY AND LIABILITIES	**14 968 373**	**13 503 398**

Lubin, 26 February 2009

(amounts in thousand PLN)

Consolidated income statement

	Financial period			
	for the 3 months ended 31 December 2008	for the 12 months ended 31 December 2008	for the 3 months ended 31 December 2007	for the 12 months ended 31 December 2007
CONTINUED ACTIVITIES:				
Sales	2 835 088	12 672 449	3 273 469	13 494 128
Cost of sales	(2 368 403)	(8 510 474)	(1 959 786)	(7 578 224)
Gross profit	**466 685**	**4 161 975**	**1 313 683**	**5 915 904**
Selling costs	(44 389)	(225 540)	(63 300)	(210 044)
Administrative expenses	(246 128)	(778 127)	(217 155)	(737 874)
Other operating income	560 264	1 045 040	24 712	1 305 377
Other operating costs	(412 648)	(1 019 176)	(118 042)	(1 746 410)
Operating profit	**323 784**	**3 184 172**	**939 898**	**4 526 953**
Finance costs - net	(18 060)	(57 494)	(10 692)	(35 159)
Share of profits of associates accounted for using the equity method	34 356	267 579	66 905	265 093
Profit before income tax	**340 080**	**3 394 257**	**996 111**	**4 756 887**
Income tax expense	(86 801)	(629 263)	(136 364)	(821 371)
Profit for the period	**253 279**	**2 764 994**	**859 747**	**3 935 516**
attributable to:				
shareholders of the Parent Entity	254 528	2 765 307	860 301	3 934 559
minority interest	(1 249)	(313)	(554)	957
Earnings per share attributable to the shareholders of the Parent Entity during the period (in PLN per share)				
- basic	1.27	13.83	4.30	19.67
- diluted	1.27	13.83	4.30	19.67

Lubin, 26 February 2009

(amounts in thousand PLN)

Consolidated statement of changes in equity

	Attributable to shareholders of the Parent Entity				
	Share capital	Other reserves	Retained earnings	Attributable to minority interest	Total equity
At 1 January 2007 as previously stated	**2 000 000**	**(431 161)**	**6 648 838**	**44 725**	**8 262 402**
Prior period error	**-**	**-**	**251 473**	**37**	**251 510**
At 1 January 2007	**2 000 000**	**(431 161)**	**6 900 311**	**44 762**	**8 513 912**
Impact of cash flow hedging valuation	-	567 423	-	-	567 423
Fair value losses on available-for-sale financial assets	-	(6 727)	-	-	(6 727)
Deferred tax	-	(116 417)	-	-	(116 417)
Total income/(expenses) recognised directly in equity	**-**	**444 279**	**-**	**-**	**444 279**
Profit for the period	-	-	3 934 559	957	3 935 516
Total recognised income/(expenses)	**-**	**444 279**	**3 934 559**	**957**	**4 379 795**
Dividends for 2006	-	-	(3 394 000)	-	(3 394 000)
Transactions with minority interest	-	-	-	1 902	1 902
At 31 December 2007	**2 000 000**	**13 118**	**7 440 870**	**47 621**	**9 501 609**
At 1 January 2008	**2 000 000**	**13 118**	**7 440 870**	**47 621**	**9 501 609**
Impact of cash flow hedging valuation	-	617 862	-	-	617 862
Fair value gains on available-for-sale financial assets	-	7 169	-	-	7 169
Deferred tax	-	(120 819)	-	-	(120 819)
Total income/(expenses) recognised directly in equity	**-**	**504 212**	**-**	**-**	**504 212**
Profit/(loss) for the period	-	-	2 765 307	(313)	2 764 994
Total recognised income/(expenses)	**-**	**504 212**	**2 765 307**	**(313)**	**3 269 206**
Dividends for 2007	-	-	(1 800 000)	(74)	(1 800 074)
Transactions with minority interest	-	-	-	10 974	10 974
At 31 December 2008	**2 000 000**	**517 330**	**8 406 177**	**58 208**	**10 981 715**

Lubin, 26 February 2009

Exemption number 82 4639

KGHM Polska Miedź S.A.
Consolidated financial statements
for the period from 1 October 2008 to 31 December 2008
(amounts in thousand PLN)

Consolidated cash flow statement

	Financial period	
	for the 12 months ended 31 December 2008	for the 12 months ended 31 December 2007
Cash flow from operating activities		
Profit for the period	2 764 994	3 935 516
Adjustments to profit for the period	1 046 944	1 673 423
Income tax paid	(852 213)	(928 810)
Net cash generated from operating activities	**2 959 725**	**4 680 129**
Cash flow from investing activities		
Purchase of subsidiaries, less acquired cash and cash equivalents	(28 969)	(724)
Purchase of shares in associates	(737 686)	-
Proceeds from sale of shares in associates	8 542	-
Purchase of property, plant and equipment and intangible assets	(1 331 545)	(1 182 361)
Proceeds from sale of property, plant and equipment and intangible assets	17 580	20 001
Proceeds from sale of investment property	-	35 924
Purchase of held-to-maturity investments	(77 796)	(278 024)
Proceeds from sale of held-to-maturity investments	77 796	297 875
Purchase of available-for-sale financial assets	(201 862)	(210 123)
Proceeds from sale of available-for-sale financial assets	208 440	267 412
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund	(25 481)	(43 876)
Proceeds from sale of held-to-maturity investments financed from the resources of Mine Closure Fund	9 829	32 152
Expenses connected with loans granted	(100)	-
Repayments of loans granted	-	305
Interest received	1 004	867
Dividends received	183 162	265 468
Expenses connected with advances granted for purchase of property, plant and equipment and intangible assets	(14 629)	(9 732)
Other investment expenses	(7 409)	(6 272)
Net cash used in investing activities	**(1 919 124)**	**(811 108)**
Cash flow from financing activities		
Proceeds connected to transactions with minority interest	-	546
Proceeds from loans and borrowings	77 702	89 733
Repayments of loans and borrowings	(85 190)	(17 166)
Payments of liabilities due to finance leases	(4 484)	(5 501)
Interest paid	(15 317)	(9 059)
Dividends paid to the shareholders of the Parent Entity	(1 800 000)	(3 394 000)
Dividends paid to the minority interest	(74)	-
Net cash used in financing activities	**(1 827 363)**	**(3 335 447)**
Total net cash flow	**(786 762)**	**533 574**
Exchange gains/(losses) on cash and cash equivalents	40 429	(42 609)
Movements in cash and cash equivalents	**(746 333)**	**490 965**
Cash and cash equivalents at beginning of the period	**2 812 096**	**2 321 131**
Cash and cash equivalents at end of the period	**2 065 763**	**2 812 096**
including restricted cash and cash equivalents	2 648	3 308

Lubin, 26 February 2009

(amounts in thousand PLN)

Exemption number 82 4639

Balance sheet

	At	
	31 December 2008	**31 December 2007**
Assets		
Non-current assets		
Property, plant and equipment	5 515 028	4 832 630
Intangible assets	80 904	74 830
Shares in subsidiaries	1 795 013	1 803 390
Investments in associates	1 163 640	438 559
Deferred tax assets	-	160 781
Available-for-sale financial assets	21 034	32 935
Held-to-maturity investments	59 545	43 893
Derivative financial instruments	6 501	33 395
Trade and other receivables	61 900	11 012
	8 703 565	**7 431 425**
Current assets		
Inventories	1 446 802	1 603 487
Trade and other receivables	1 222 501	772 279
Derivative financial instruments	711 096	81 444
Cash and cash equivalents	1 793 580	2 534 995
	5 173 979	**4 992 205**
Non-current assets held for sale	**23 020**	-
TOTAL ASSETS	**13 900 564**	**12 423 630**
Equity and liabilities		
EQUITY		
Share capital	2 000 000	2 000 000
Other reserves	518 748	13 783
Retained earnings	8 072 544	6 952 166
TOTAL EQUITY	**10 591 292**	**8 965 949**
LIABILITIES		
Non-current liabilities		
Trade and other payables	24 962	6 305
Borrowings and finance lease liabilities	17 173	20 319
Derivative financial instruments	-	3 087
Deferred tax liabilities	31 516	-
Liabilities due to employee benefits	975 697	853 096
Provisions for other liabilities and charges	591 320	556 589
	1 640 668	**1 439 396**
Current liabilities		
Trade and other payables	1 476 088	1 510 841
Borrowings and finance lease liabilities	7 120	8 612
Current corporate tax liabilities	64 866	343 022
Derivative financial instruments	3 771	14 335
Liabilities due to employee benefits	73 289	66 199
Provisions for other liabilities and charges	43 470	75 276
	1 668 604	**2 018 285**
TOTAL LIABILITIES	**3 309 272**	**3 457 681**
TOTAL EQUITY AND LIABILITIES	**13 900 564**	**12 423 630**

Lubin, 26 February 2009

Translation from the original Polish version

(amounts in thousand PLN)

Income statement

	Financial period			
	for the 3 months ended 31 December 2008	**for the 12 months ended 31 December 2008**	**for the 3 months ended 31 December 2007**	**for the 12 months ended 31 December 2007**
CONTINUED ACTIVITIES:				
Sales	2 552 327	11 302 913	2 912 335	12 183 113
Cost of sales	(1 887 401)	(7 215 430)	(1 683 451)	(6 617 286)
Gross profit	**664 926**	**4 087 483**	**1 228 884**	**5 565 827**
Selling costs	(24 274)	(79 791)	(18 051)	(77 572)
Administrative expenses	(205 824)	(615 316)	(177 480)	(608 507)
Other operating income	546 560	1 226 073	73 634	1 516 362
Other operating costs	(475 479)	(1 022 085)	(120 218)	(1 714 076)
Operating profit	**505 909**	**3 596 364**	**986 769**	**4 682 034**
Finance costs - net	(14 053)	(42 735)	(6 471)	(26 504)
Profit before income tax	**491 856**	**3 553 629**	**980 298**	**4 655 530**
Income tax expense	(104 282)	(633 251)	(188 269)	(856 704)
Profit for the period	**387 574**	**2 920 378**	**792 029**	**3 798 826**
Earnings per share during the period (in PLN per share)				
- basic	1.94	14.60	3.96	18.99
- diluted	1.94	14.60	3.96	18.99

Lubin, 26 February 2009

Translation from the original Polish version

(amounts in thousand PLN)

Statement of changes in equity

	Share capital	Other reserves	Retained earnings	Total equity
At 1 January 2007	**7 413 573**	**(431 526)**	**1 133 767**	**8 115 814**
Impact of cash flow hedging valuation	-	567 423	-	567 423
Fair value losses on available-for-sale financial assets	-	(5 697)	-	(5 697)
Deferred tax	-	(116 417)	-	(116 417)
Total income/(expenses) recognised directly in equity	-	**445 309**	-	**445 309**
Profit for the period	-	-	3 798 826	3 798 826
Total recognised income/(expenses)	-	**445 309**	**3 798 826**	**4 244 135**
Dividends for 2006	-	-	(3 394 000)	(3 394 000)
Settlement of share capital revaluation due to hyperinflation	(5 413 573)	-	5 413 573	-
At 31 December 2007	**2 000 000**	**13 783**	**6 952 166**	**8 965 949**
At 1 January 2008	**2 000 000**	**13 783**	**6 952 166**	**8 965 949**
Impact of cash flow hedging valuation	-	617 862	-	617 862
Fair value gains on available-for-sale financial assets	-	8 099	-	8 099
Deferred tax	-	(120 996)	-	(120 996)
Total income/(expenses) recognised directly in equity	-	**504 965**	-	**504 965**
Profit for the period	-	-	2 920 378	2 920 378
Total recognised income/(expenses)	-	**504 965**	**2 920 378**	**3 425 343**
Dividends for 2007	-	-	(1 800 000)	(1 800 000)
At 31 December 2008	**2 000 000**	**518 748**	**8 072 544**	**10 591 292**

Lubin, 26 February 2009

Exemption number 82 4639

Financial statements of KGHM Polska Miedź S.A.
for the period from 1 October 2008 to 31 December 2008
(amounts in thousand PLN)

Cash flow statement	**Financial period**	
	for the 12 months ended 31 December 2008	**for the 12 months ended 31 December 2007**
Cash flow from operating activities		
Profit for the period	2 920 378	3 798 826
Adjustments to profit for the period	668 899	1 570 949
Income tax paid	(840 106)	(901 729)
Net cash generated from operating activities	**2 749 171**	**4 468 046**
Cash flow from investing activities		
Purchase of shares in subsidiaries	(128 134)	(79 440)
Proceeds from sale of shares in subsidiaries	-	10 052
Purchase of shares in associates	(737 686)	-
Proceeds from sale of shares in associates	8 542	-
Purchase of property, plant and equipment and intangible assets	(1 080 603)	(845 596)
Proceeds from sale of property, plant and equipment and intangible assets	7 447	8 378
Purchase of held-to-maturity investments	-	(41 846)
Proceeds from sale of held-to-maturity investments	-	42 200
Purchase of available-for-sale financial assets	(202 123)	(200 003)
Proceeds from sale of available-for-sale financial assets	204 540	267 412
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund	(25 481)	(43 876)
Proceeds from sale of held-to-maturity investments financed from the resources of Mine Closure Fund	9 829	32 152
Loans granted	(7 866)	(2 268)
Repayments of loans granted	53	10 326
Interest received	326	496
Dividends received	236 939	270 363
Other investment expenses	(7 561)	(6 217)
Net cash used in investing activities	**(1 721 778)**	**(577 867)**
Cash flow from financing activities		
Repayments of loans	(6 000)	(6 000)
Payments of liabilities due to finance leases	(2 568)	(4 795)
Interest paid	(453)	(755)
Dividends paid	(1 800 000)	(3 394 000)
Net cash used in financing activities	**(1 809 021)**	**(3 405 550)**
Total net cash flow	**(781 628)**	**484 629**
Exchange gains/(losses) on cash and cash equivalents	40 213	(43 070)
Movements in cash and cash equivalents	**(741 415)**	**441 559**
Cash and cash equivalents at beginning of the period	**2 534 995**	**2 093 436**
Cash and cash equivalents at end of the period	**1 793 580**	**2 534 995**
including restricted cash and cash equivalents	2 587	2 597

Lubin, 26 February 2009

Translation from the original Polish version

END